UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Webuy Travel Pte. Ltd. (“WTP”), a wholly owned subsidiary of the Company, has accounts payable in aggregate amount of US$557,289.87 to certain creditors, who designated an individual, Mao Hongliang, a resident of the People’s Republic of China, to receive settlement on their behalf. On August 12, 2026, the Company decided to settle the accounts payable on behalf of WTP by entering into debt settlement and mutual release agreement (the “Agreement”) with Mao Hongliang.

Pursuant to the Agreement, the Company will issue 728,484 Class A ordinary shares (the “Shares”), valued at US$0.765 per Share, which is 85% of the closing price as reported by Nasdaq on August 11, 2026, to Mao Hongliang, on August 27, 2026. The Shares will constitute 12.28% of the outstanding Shares of the Company. As of the date hereof, the Company has 5,202,808 Shares issued and outstanding.

The foregoing description of the Agreement is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreement are qualified in their entirety by reference to the full text of such documents, which is attached as Exhibit 10.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: August 14, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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